Exhibit 5.2

August 16, 2010

CB Holdings GP, LLC, as

general partner of

Connors Bros. Holdings, L.P.

c/o Centre Partners Management, LLC

30 Rockefeller Plaza, 50th Floor

New York, NY 10020

Re:	Connors Bros. Holdings, L.P.

Ladies and Gentlemen:

We have acted as special Georgia (the “Applicable State”) counsel to BUMBLE BEE HOLDINGS, INC., a Georgia corporation, a guarantor (the “Guarantor”) pursuant to that certain indenture (the “Indenture”) dated as of December 17, 2009 among Connors Bros. Clover Leaf Seafoods Company, Bumble Bee Foods, LLC and Bumble Bee Capital Corp. (collectively the “Issuers”), Guarantor, certain other guarantor parties thereto and Deutsche Bank Trust Company Americas, as trustee (together with its successors in such capacity, the “Trustee”), on behalf of the holders (the “Noteholders”) of those certain $220,000,000 aggregate principal amount of 7.75% Senior Secured Notes due 2015 issued by the Issuers (the “Notes”).

For the purposes of this opinion letter (the “Opinion Letter”), we have examined copies of the following documents, which are certified or otherwise identified to our satisfaction (the documents referred to in paragraphs (a) through (b) below being hereinafter referred to, except as otherwise stated, as the “Transaction Documents”):

(a) the Indenture;

(b) the Notational Guarantees (collectively, the “Guarantee”) made by the Guarantor for the benefit of the Noteholders executed on or about December 17, 2009, pursuant to the Indenture.

We have also examined the following organizational documents of the Guarantor (the documents referred to in paragraphs (i) through (v) below being hereinafter referred to as the (“Organizational Documents”):

(i)	Articles of Incorporation certified by the Georgia Secretary of State on December 9, 2009;

(ii)	Bylaws certified by an officer of the Guarantor pursuant to a Secretary’s Certificate dated December 17, 2009;

(iii)	Secretary’s Certificate dated December 17, 2009 certifying the incumbency of the persons specified therein;

(iv)	Written Consent of the Board of Directors dated as of December 17, 2009; and

(v)	Certificate of Existence issued by the Georgia Secretary of State on June 24, 2010 (the “Certificate of Existence”).

In addition, we have made such investigation of law, as we have deemed necessary or advisable in connection with this Opinion Letter.

Except as set forth above concerning the Transaction Documents and the Organizational Documents that we have reviewed, we have not reviewed any other documents, and no opinions contained herein shall pertain to any other documents. To the extent that opinions expressed below involve matters of fact, we have relied upon the representations and warranties made in the Transaction Documents.

In making such examinations, we have with your permission assumed that:

(a)	all Transaction Documents or copies thereof examined by us conform to the respective originals, have been properly completed with blank spaces filled in and exhibits attached, and none of said Transaction Documents have been modified, amended, rescinded or terminated since December 17, 2009, and said Transaction Documents remain in full force and effect;

(b)	except as set forth in Opinion Paragraph 1 below, the corporations, partnerships or limited liability companies which are parties to the Transaction Documents are duly organized, validly existing and in good standing under the laws applicable to their respective organization and existence and in all other places in which they are conducting their respective businesses;

(c)

except as set forth in Opinion Paragraphs 2 and 3 below, the Transaction Documents have been duly authorized, executed, and delivered by each of the parties (with genuine signatures by persons having legal capacity) for value received, and nothing in the articles of incorporation, bylaws (or the equivalent thereof), the partnership agreement or certificate of limited partnership, the operating agreement or certificate of formation of any of the parties prohibits any of the parties from executing the Transaction Documents or performing the transactions contemplated by the Transaction Documents, and each of the parties has the full corporate, partnership or limited liability company power and authority to deliver and perform its obligations under the Transaction Documents and documents required or permitted to be executed, delivered and performed thereunder;

(d)	as to any Transaction Document which provides that it shall be interpreted, governed by and/or enforced (or words of similar import) in accordance with the laws of any state other than the Applicable State, the document is valid and enforceable in accordance with its terms under the laws of that state and the transaction bears a reasonable relationship to that state;

(e)	the Organizational Documents have not been modified, amended, rescinded or terminated since the dates specified above with respect to such Organizational Documents, and such Organizational Documents remain in full force and effect;

(f)	all factual statements set forth in the Transaction Documents are true, accurate and complete in all material respects;

(g)	no articles of dissolution, no certificate of cancellation, no notice of intent to dissolve, no application for withdrawal, no statement of commencement of winding up nor any similar document has been filed or is pending with respect to Guarantor;

(h)	no petition has been filed in any court of competent jurisdiction to dissolve Guarantor or challenge the Guarantor’s execution, delivery and performance under the Transaction Documents;

(i)	no petition has been filed by the Attorney General of the Applicable State proposing the dissolution of the Guarantor or the forfeiture of Guarantor’s articles of incorporation;

(j)	the exercise of any remedy by the Trustee or Holders (as such terms are defined in the Indenture) with respect to the Transaction Documents in any other state will not, under the laws of such other state, impair the exercise of remedies in the Applicable State;

(k)	there are no corporate resolutions of Guarantor relating to the Transaction Documents other than those listed among the Organizational Documents; and

(l)	no proceedings by or against Guarantor have been commenced in bankruptcy or for reorganization, liquidation or the readjustment of debts under the federal or any state bankruptcy code or any other law, nor has Guarantor made an assignment for the benefit of creditors, admitted in writing inability to pay debts generally as they become due, or filed or had filed against it any action seeking an order appointing a trustee or receiver of all or a substantial part of the property of Guarantor.

Although we have not conducted an independent investigation of the accuracy of any of these assumptions, nothing has come to our attention leading us to question the accuracy of said assumptions.

Based on the foregoing assumptions and subject to the qualifications and limitations set forth below, we are of the opinion that:

1.	Based solely upon the Certificate of Existence, Guarantor is a corporation, validly existing and in good standing under the laws of the Applicable State.

2.	Guarantor has all necessary corporate power and authority to execute and deliver, and perform its obligations under, the Transaction Documents to which it is a party, and has taken all corporate action required to authorize the execution and delivery of, and the performance of its obligations under, the Transaction Documents to which it is a party.

3.	Guarantor has duly executed and delivered the Transaction Documents to which it is a party.

The opinions set forth above are qualified as stated therein and are further qualified as follows:

(a)	The opinions set forth in this Opinion Letter are subject to applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium, or other laws of general application relating to or affecting the enforcement of creditors’ rights, from time to time in effect.

(b)	We have not undertaken any independent investigation to determine the existence or absence of such facts which would be contrary to the opinions expressed herein, and no inference as to the knowledge of the existence of such facts should be drawn from the fact of our representation of Guarantor as its special counsel

(c)	We advise you of the Applicable State’s case law to the effect that, in certain circumstances, a surety may be exonerated if the creditor materially alters the original obligation of the principal without the consent of the Guarantor, elects remedies for default which impair the subrogation rights of the Guarantor against the principal, or otherwise takes any action without notifying the Guarantor which materially prejudices the Guarantor. We express no opinion with respect to the effect of (i) any modification to or amendment of the obligations of the Issuers which materially increases such obligations; (ii) as to remedies against Guarantor, any election of remedies by the Trustee or Holders following the occurrence of a default under the Transaction Documents; or (iii) any other action by the Trustee or Holders which materially prejudices Guarantor, if, in any such instance, such modification, election or action occurs without notice to or consent of Guarantor and without granting to Guarantor an opportunity to cure any default of the Issuers.

Our opinions are subject to the further qualification that we express no opinion as to:

(i)	the effects of actions and omissions of the Trustee or Holders heretofore or hereafter occurring, whether intentional or unintentional, constituting fraud, bad faith, commercial unreasonableness, misrepresentation, duress, coercion, obstruction of Guarantor’s performance, failure to perform or other similar basis for limiting Trustee’s or Holders’ remedies;

(ii)	the application or effect of any federal or state securities laws or federal, state or local environmental laws on or to the transaction governed by the Transaction Documents;

(iii)	the effect of any federal or state tax lien on the rights and remedies afforded to the Trustee or Holders under the Transaction Documents or the legal rights of government agencies of attachment or forfeiture under various criminal statutes;

(iv)	the enforceability of any of the Transaction Documents; or

(v)	the application of O.C.G.A. § 10-7-24 (which discharges a guarantor if a creditor fails to commence an action for collection against the principal within three months after the guarantor gives notice to the creditor to commence such an action).

This Opinion Letter is presumed to deal only with the specific legal issues that are addressed by it. Accordingly, any express opinion concerning a particular legal issue is presumed not to address any other matters. Even if this presumption against opinion by implication can be overcome by compelling rebuttal, the legal issues specified in the foregoing paragraphs are covered only if and to the extent any such issue is specifically addressed in this Opinion Letter.

The opinions contained in this Opinion Letter are expressions of professional judgment regarding the legal matters addressed and not guarantees that a court will reach any particular result.

The law covered by the opinions expressed in this Opinion Letter is limited to the law of the Applicable State. We express no opinion concerning the laws of any other jurisdiction, or the effect thereof. We further express no opinion concerning the statutes and ordinances, the administrative decisions, and the rules and regulations of counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the Federal, state or regional level) and judicial decisions to the extent that they deal with any of the foregoing.

This Opinion Letter is rendered as of the effective date set forth above and addresses the law as of such date. We express no opinion as to circumstances or events which may occur subsequent to the date hereof, nor do we undertake any obligation to inform you of any changes in the law occurring after the date hereof.

This Opinion Letter is made for the benefit of and may be relied upon by the addressee thereof. This Opinion Letter also may be relied upon by Dechert LLP in the issuance of its opinion letter in connection with the Registration Statement on Form S-4 for the Issuers with respect to the Notes, and any amendments thereto, including any post-effective amendments (collectively referred to as the “Registration Statement”) to be filed by the Issuers with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”). We hereby consent to the filing of this Opinion Letter as Exhibit 5.2 to the Registration Statement. In giving this consent, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act or within the category of persons whose consent is required by Section 7 of the Securities Act. Except as set forth above, this Opinion Letter may not be otherwise filed publicly, nor used in connection with any other transaction not contemplated by the Transaction Documents.

Very truly yours,

/s/ Baker, Donelson, Bearman, Caldwell & Berkowitz, PC